FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  August, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: August 26, 2004	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
August 25, 2004

Orezone Announces US $11.6 Million Exploration Budget
Orezone raises US $3 million through exercise of warrants

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce a total exploration budget of $11.6 million for the Company’s West African projects over the next 12 months. The budget includes a $5.2 million work program on the Essakan Property that will be financed by joint venture partner Gold Fields Limited, and $5.8 million that will be spent by Orezone on its wholly owned Bondi and Sega projects. All of these properties are located in Burkina Faso. Orezone currently has $11 million in cash and investments which includes $3 million from the recent exercise of share purchase warrants (all figures are in US dollars). The Company is debt free.

Essakan Project : $5.2 million — (Gold Fields earning up to 60%)
The objective of the exploration program on the 1,433 km2 Essakan property is to expand resources and move the project to the feasibility stage by drilling the down plunge extension of the high grade core in the Essakan Main Zone (“EMZ”) and drilling the very promising discovery at nearby Falagountou. Indicated Resources in the EMZ now total 30.5 Mt grading 1.95 g/t (1.9 Moz) and Inferred Resources total an additional 4.4 Mt grading 2.00 g/t (0.3 Moz).

Bondi Project: $3.8 million — (100% OZN)
An initial resource calculation will be released shortly on the Bondi Project. The $3.8 million budget at Bondi will focus on expanding these resources at depth, along strike and in parallel zones, and exploring a number of other highly prospective targets on the Company’s 1,400 km2 land package.

Sega Project : $2 million – (100% OZN)
Highly encouraging drilling results from the 168 km2 Sega project have resulted in the budget increasing to $2 million. The next drilling campaign will focus on upgrading existing resources in the Gambo Zone to the indicated category, providing sufficient data for an initial resource calculation in the Bakou Zone and following up the high potential RZ discovery. All three zones are located in a relatively small 2.5 km2 area.

Other Projects: $0.6 million — (100% OZN)
The Company also plans to spend approximately $0.6 million on a number of grass roots projects in Burkina Faso, Mali and Niger which cover almost 1,200 km2. The Niger property is situated in the other half of the sedimentary basin that hosts the Essakan deposit in Burkina Faso.

All projects are managed from a regional office in Ouagadougou, Burkina Faso that has a permanent team of 25 including geologists, technicians and office staff under the direction of Pascal Marquis, Exploration Manager. Three reverse circulation drills and one diamond core drill are currently operating on Orezone’s properties and three additional rigs will be drilling before the end of the year.

Ron Little, President and CEO, stated that: “We are very fortunate to have three high quality projects that are all at the resource definition and expansion stage. The new budget will enable us to continue creating value for shareholders by aggressively expanding resources and pushing the projects through to the feasibility stage.” He added that: “With the exercise of the warrants we are able to fund the entire budget without going back to the market for a financing.”

Orezone Resources Inc. (OZN:TSX, Amex) is an emerging Canadian gold producer with three advanced projects in Burkina Faso, a politically stable country located in West Africa. Orezone has a very large and strategic land position in Burkina Faso which is a relatively unexplored part of one of the world’s fastest growing gold producing regions. The Company’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

Phone (613) 241-3699	Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

OREZONE RESOURCES INC.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8
tel 613 241 3699  fax 613 241 6005
info@orezone.com      www.orezone.com